April 4, 2016

VIA EDGAR

Samantha Brutlag

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Brutlag:

On February 4, 2016, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Catalyst Macro Strategy Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on March 16, 2016, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1. In footnote 2 to the fee table, it says that the adviser can terminate the expense limitation agreement with consent of the Board. Please explain under what circumstances the adviser may terminate the agreement and how it differs from the Board terminating the agreement given that it requires the Board’s consent.

Response. The Registrant has revised the footnote to remove the reference to the adviser terminating the agreement as only the Board may terminate the agreement.

Comment 2. In the first sentence of the first paragraph in “Principal Investment Strategies,” please explain what is meant by “macroeconomic trends” and how they are identified.

Response. The Registrant has revised the disclosure to include the information requested as shown in the attached redline of the strategy.

Comment 3. In the second paragraph in “Principal Investment Strategies,” please clarify that mean reversion is an economic theory, not a fact, and that it can take a while for the price of the mean reverting asset to return to the mean.

Response. The Registrant has revised the disclosure to include the information requested as shown in the attached redline of the strategy.

Comment 4. Please confirm whether the Fund is fully hedged. If not, please add disclosure to the third paragraph in “Principal Investment Strategies” to the effect that the Fund may have significant losses because it is not fully hedged.

Response. The adviser has confirmed to the Registrant that the Fund is not always fully hedged, so the Registrant has added the following new paragraph:

“The Fund may or may not hedge its investments through the use of offsetting positions that historically exhibit a strong relationship. At times, the Fund may engage in significant short selling, and the Fund may engage in pairs trading (going long and short in securities whose performance is highly correlated). To the extent positions are not hedged, there is the risk that a position may experience a significant loss. There is no guarantee that a hedge will be effective for a number of reasons, including the possibility that securities deviate from their historical relationships.”

Comment 5. Please add a sentence to the Fund’s strategy clarifying that it may engage in significant short selling. Please confirm whether the Fund engages in pairs trading as a principal strategy. If it does, please add it to the principal strategies and risks of the Fund.

Response. Registrant has revised the disclosure as shown in the response to comment 4 above. The adviser has confirmed to the Registrant that it does engage in some pairs trading as a principal strategy. The Registrant has added the risk shown below.

“Hedging Risk. Hedging is a strategy in which the Fund uses options to offset the risks associated with other Fund holdings or takes a short position and a long position in securities whose performance is highly correlated. There can be no assurance that the Fund's hedging strategy will fully reduce risk or that hedging transactions will be either available or cost effective. The Fund is not required to use hedging and may choose not to do so.”

Comment 6. Please confirm whether the Fund focuses on any particular sectors or geographic areas, or whether it invests in penny stocks. If it does, please add them to the principal strategies and risks of the Fund.

Response. The adviser has confirmed to the Registrant that the Fund does not focus on any particular sectors or geographic areas, or invest in penny stocks.

Comment 7. Please add volatility risk to “Principal Risks of Investing in the Fund.”

Response. The Registrant has added the following risk:

“Volatility Risk. The Fund’s performance may be volatile, which means that the Fund’s performance may be subject to substantial short term changes up or down.”

Additional Information About The Fund’s Principal Investment Strategies And Related Risks

Comment 8. Please add a statement indicating for whom the Fund is intended.

Response. The Registrant has added the following disclosure:

“The Fund is intended for investors seeking an alternative source of capital appreciation. The Fund is not intended for those seeking safety of principal.”

Comment 9. Please add an explanation of how the Fund defines emerging markets.

Response. The Registrant has revised the disclosure as follows:

“The Fund defines emerging markets as countries that include newly industrialized countries or countries in the beginning stages of development, such as most countries in Africa, Asia, Latin America, the Middle East and Eastern Europe.  These also include countries in the Morgan Stanley Capital International (“MSCI”) Emerging Markets Index.”

Comment 10. In the introduction to “Principal Investment Risks,” the language is confusing because it refers to summarizing the risk yet is a more detailed explanation of the risks than in the Fund Summary. Please revise the introduction for clarity.

Response. The Registrant has revised the introduction as follows:

“The following ~~summarizes~~ are the principal risks of the Fund.”

Management of the Fund

Comment 11. In “Advisory Fees”, please include the termination information included in footnote 2 to the fee table.

Response. The Registrant has revised the disclosure as follows:

“This agreement may only be terminated by the Fund's Board of Trustees on 60 days’ written notice to the Advisor, and upon the termination of the Management Agreement between the Trust and the Advisor. Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if the Fund is able to make the repayment without exceeding the expense limitation in effect at the time of the waiver, and the repayment is approved by the Board of Trustees.”

General

Comment 12. The performance for January 2016 was down significantly. Please explain supplementally what caused the decline in performance and consider whether an additional risk disclosure should be added as a result.

Response. The adviser has confirmed to the Registrant that the decline in performance in January was driven in large part by the decline in equities that occurred in that month.  The Fund held call option positions on equities that declined in value in the month of January that led to the Fund’s losses in that period.  In addition, the Fund held option positions on ETFs that track the price of oil that generated losses because of the unusual movements in the price of oil in the month of January.  The Fund also held a hedged position that was long gold and short gold mining stocks.  The sharp movement in gold mining stocks to the upside relative to the price of gold led to losses. The Registrant believes the risks presented by these types of investments are adequately disclosed in the current risks.

* * * * *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins